“Targeting Gold and Uranium”

NEWS RELEASE

CORPORATE APPOINTMENTS

Dated: September 26, 2006	TSX-V: CXX

Crosshair Exploration & Mining Corporation (TSX-V: CXX) (the “Company”) is pleased to announce the following corporate appointments.

At the Company’s Annual General Meeting held on September 21, 2006, shareholders confirmed the appointment of Ian Smith to the board of directors. Mr. Smith is a Director, and President, Chief Executive Officer, and Chief Operating Officer of bcMetals Corporation (TSX-V:C). Mr. Smith has over 40 years experience in corporate operations, project management and consulting within the international base metals, precious metals and coal industries. He has worked around the world including Africa, China, southeast Asia and extensively in the Americas. Mr. Smith was President and Founding Partner of ‘MRDI’ which became one of the largest and most successful mining consultancies in North America.

Mr. Smith takes the seat on the board of directors vacated by Robert Weicker, who did not seek nomination this year. Mr. Weicker was a member of the board for just over 3 years and played a very active role in assisting management with establishing the Company’s property portfolios. In particular, Mr. Weicker was a driving force behind the Company’s pursuit of its Central Mineral Belt Uranium project back in 2004, before the current Uranium boom had taken hold. Mr. Weicker leaves the board to concentrate more fully on leading his own fast growing public company, Silver Quest Resources Ltd (TSX-V:SQI). The Company’s Board of Directors thanks Mr. Weicker for his significant contribution and wishes him every success with Silver Quest.

Greg Davis has been appointed Vice President Business Development. Mr. Davis has been with Crosshair since December 2004. Mr. Davis has more than 11 years experience in the mining industry, having worked as a consultant with Meridian Geoscience and several junior mining companies. Prior to joining Crosshair, he was Senior Geological Technician with Nevsun Resources and the On-Site Project Manager of the Bisha VMS Project in Eritrea.

Julie Bolden has been appointed Vice President Corporate Affairs and Corporate Secretary. Since 1989, Ms. Bolden has worked at a number of Vancouver law firms as a securities paralegal, gaining experience in a wide variety of corporate securities transactions. She has taken the Canadian Securities Course, the SFU Public Companies course and is a graduate of the Capilano College Legal Assistant certificate program.

Larry Poznikoff has joined the Company as a Senior Geologist. Mr. Poznikoff graduated with a B.Sc. Honours Geology degree from the University of British Columbia in 1998. From 1997 to 2000 he worked for Phelps Dodge Canada on numerous properties and prospects in British Columbia and the Yukon Territories. From 2002 to 2006 Mr. Poznikoff was employed by Rubicon Minerals Corp in the Red Lake gold camp in Ontario. Mr. Poznikoff’s experience has given him a strong technical skill set which allows him to incorporate his geologic knowledge with database design and management, GIS and 3D modeling.

Mark Morabito, President and CEO of Crosshair states “The Company is entering a key period of growth as its Central Mineral Belt, Labrador uranium project enters a more advanced stage of development. I am pleased to welcome these valuable new additions to the team.”

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq. km. Moran Lake Uranium/IOCG Project is host to potentially three significant types of uranium mineralization – Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information on the company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T:	604-681-8030
F:	604-681-8309
E:	greg@crosshairexploration.com: or dean@crosshairexploration.com
www.crosshairexploration.com

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